ASIA PACIFIC RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE PERIOD ENDED JUNE 30, 2003

(Unaudited)
Prepared by Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the three and six months ended June 30, 2003 and the three and six months ended May 31, 2002

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements and management discussion and analysis of the financial condition and results of operations for the ten months ended December 31, 2002.

Overview of Business

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”) a company that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits. Under Canadian GAAP, direct exploration, engineering, development and feasibility costs have been capitalized. Administrative and other costs associated with the evaluation of debt and financing activities have been expensed.

Change of Accounting Date

The Company changed its financial year-end from February 28 to December 31 effective December 31, 2002.

Results of operations – three months and six months ended June 30, 2003 compared with the three months and six months ended May 31, 2002

The Company incurred a net loss of $1.5 million and $2.9 million respectively for the three and six months ended June 30, 2003. This compares to a net loss of $1.6 million and $3.8 million for the three and six months ended May 31, 2002.

Interest earned and received on the Company’s cash balances was $30,932 and $72,268 respectively for the three and six months to June 30, 2003 compared to $42,515 and $37,215 in the three and six months ended May 31, 2002.

The Company’s expenses were $1.2 and $2.6 million respectively for the three and six months ending June 30, 2003. This compares to $1.9 million and $4.3 million for the three and six months to May 31, 2002. The reduction in expenses for the comparable three and six month periods arises from the elimination of interest costs after the conversion of convertible debentures into common shares of the Company on April 1, 2002.

Salary costs of C$ 0.2 million in the three months to June 30, 2003 are 60% lower than for the three months to May 31, 2002 as a result of the closure of the company’s office in Vancouver in the first quarter of 2003. The Company incurred costs of $0.4 million related to the closure including staff termination costs and the non-cash write down of the unamortized cost of furniture and equipment in the Vancouver office.

Increases in legal costs and in promotion and travel costs are due to work supporting the Company’s Mining License Application including an active public information program in Thailand.

The foreign exchange loss of $0.3 million for the six months to June 30, 2003 relates the impact on inter-company accounts of a 13% depreciation of the Thai Baht against the Canadian Dollar during the six months to 30 June 2003.

Liquidity and Capital Resources

During the quarter ended May 31, 2002, the Company completed the Rights Offering and received cash proceeds of $13.8 million that were partly used to repay $0.8 million in promissory notes and $2.1 million in withholding taxes payable by the Company from the conversion of the Debentures. The Company completed the conversion of $62.6 million of Debentures into common shares of the Company.

At December 2002, the Company had working capital of $5.2 million. In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

At March 31, 2003 the working capital was $4.7 million. As at June 30, 2003, the working capital of the Company is $2.4 million.

In summary the Company has utilized $5.0 million of working capital in the six months to June 2003. $2.1 million of expenditure is for investing activities as described below. $2.9 million has been utilized for the normal operations of the business including its offices and personnel in Bangkok and Vancouver (the Vancouver office has now been closed), for the completion and submission of the Mining License Application and for an active external relations programme.

In management's view, the Company's cash position is sufficient to meet its anticipated, immediate ongoing obligations as they become due. Further capital raising will be required by year end or upon the granting of the Mining License. Historically, the Company has been successful in its capital raising efforts.

The Company is actively seeking a commercial relationship with one or more other companies for the purposes of market development and debt and equity financing for the project and is continuing discussions with potential investors.There is no assurance that the Company will be able to raise some or all of the required funds.

As discussed below under Investing Activities the Company has submitted its Mining License Application, which is now subject to a structured review process under Thai law. The Company continues to meet with the Committee appointed to oversee the process for reviewing the Application. In addition the Company meets regularly with local residents, NGOs and Government officials to detail the economic benefits of the project to Thailand and the environmental safeguards.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

Investing Activities

Investing activities with respect to expenditures on the potash concession were $0.8 million and $2.1 million in the three and six months to June 30, 2003. This compares to investing activities in the three and six months to May 31, 2002 of $0.2 and $0.6 million respectively. The increase arose from the costs associated with the preparation and submission of the Mining License Application including the Company’s use of internationally recognized consultants.

In May 2003 APPC made application for Mining Leases covering the Udon South deposit and subsequently completed an updated technical and economic review of the proposed mining project.

The detailed analysis of various alternatives, particularly taking into account the requirement for an orderly entry to the potash market and to allow time for training of people from the North East of Thailand so that they can participate directly in the job creation benefits, was announced by the Company on June 30, 2003.

The studies indicate there is an optimum balance between the originally planned 2 million tonnes of production per annum and a lower initial production. After taking into account the relatively fixed costs of underground access and the transport infrastructure the optimum is so far found to be an initial 1 million tonnes per annum increasing to 2 million tpa with a plant expansion as the potash market share grows.

Total capital cost for the initial stage is estimated at $US 308 million with the second stage estimated at $US 221 million ($2003). It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing will be necessary.

The initial first stage of 1 mta requires less capital, is more straightforward in the development of the underground mine and yet gives around the same expected rate of return as starting immediately at 2 mta. The lower initial revenue is offset by the lower capital cost.

On the basis of the technical work performed by the Independent Engineers, the Company is of the view that all technical work is now essentially complete and that technical work required for the bank funding of the project, after the granting of the Mining Leases, will only comprise some final updating of the cost input data before the project can proceed to implementation.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development to obtain debt and equity financing to implement the project. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company’s holding in the project.

Risks

The Company’s business is subject to risks normally encountered in the mining industry related to exploration and development. The profitability of its business and the market value of its securities will be related to its ability to obtain a Mining License and to its success in the development of and the placing into production of its Property. Mineral exploration and development involve significant risks and few exploration mineral properties that are explored are ultimately developed into producing mines. Substantial expenditures will be required upon the granting of the Mining License and to place the Property into commercial production. A risk facing all companies prior to placing a mine into production is the uncertainty of its ability to raise the required capital.

The Concession Agreement provided that all exploration areas under SPLs expire June 4, 2003, unless applications for Prathanabats had been submitted by that date. On May 29, 2003 the Company submitted the application for four Prathanabats for the mining area covering the Company’s potash deposits described in the existing environmental impact assessment approved by the Thai government in January 2001 (the “Application”). The Application is now under review as provided under Thai law. This process leads to approval, rejection or a request to modify and amend the Application. If the Application is not approved the Company could lose the Property. There can be no assurance that the Application will be approved and that the license will be obtained. .

Total capital cost for the initial stage is estimated at $US 308 million with the second stage at U.S.$ 221 million; it is anticipated that the second stage can be financed from cash flow such that no additional equity financing would be necessary at that time. The Company will need to obtain financing from outside sources. The Company does not currently have any commitments from outside sources for the funding of any portion of the cost of placing the Udon South deposit into production. There can be no assurance that the Company or its subsidiary can raise such financing, or finalize a joint venture with industry partners, raise its proportionate share of such costs in a joint venture with a partner or that these costs will not increase as a result of factors beyond its control.

The Company’s estimated costs and prices, including potash selling prices, contained in the 1998 Kilborn Feasibility Study for the Udon South deposit were based on 1998 currency exchange rates, costs and prices. The Company engaged international consultants including AMEC/Ausenco for processing, Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (“SRK”) for resources and mining, Golders for geotechnical and JT Boyd for mining, to evaluate development alternatives the results of which were announced in October 2002. Based on the technical, economic and market studies, the Company has concluded that there is an optimum initial rate of production balancing the various parameters including orderly market entry, technical start-up and commissioning issues. After taking into account the relatively fixed costs of underground access and the transportation infrastructure the optimum was found to be a staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

Current values and exchange rates have been used rather than forecasting future trends. If future currency exchange rates, costs and prices change adversely from those used to calculate the estimated costs and prices, they could have a materially adverse impact on the feasibility of placing the Property into commercial production and on the Company’s financial condition.

If the Property is placed into commercial production, the marketability of the Company’s potash will be affected by numerous factors beyond control of the Company. These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property; performance of plant and equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection; and competition with large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving any or an adequate return on invested capital.

There are a number of large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company with which the Company will have to compete to capture markets for its products. There is no established commodity exchange or forward market for potash and the Company will have to compete in terms of price, product quality and quantity, service and reliability with these established companies to capture its market share.

The Company is required to comply with the terms of the Concession Agreement, the Special Prospecting Licenses and Thai laws and regulations respecting various aspects of our proposed mine development and operations. If the Company fails to comply with applicable laws, regulations and permitting requirements, this may result in enforcement actions against it including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and the Company may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

As the Company’s Property is located in Thailand, currency fluctuations, exchange controls, restriction on foreign investment, changes to laws which affect the Property, changes to tax regimes or political action could impair the value of the Company’s investment, and may adversely affect its financial position and the results of its operations. Thailand has little judicial or administrative experience with large mineral projects and, as a result, the Company does not know how Thailand may deal with mining issues that may arise.

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand. The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of our Property. The Company’s future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai Baht or U.S. dollars. In the last five years, the Thai Baht has traded in a relatively stable pattern averaging 42 Baht per U.S.$1.00.

Forward Looking Statements

Certain information and statements in this Management Discussion and Analysis contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheets
June 30, 2003 and December 31, 2002
(expressed in Canadian dollars) (Unaudited)

	June 30	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
CURRENT
Cash	$2,835,600	$5,833,316
Accounts receivable	39,450	93,812
Prepaid expenses	58,768	123,302
Other current assets	71,433	49,094
TOTAL CURRENT ASSETS	3,005,251	6,099,524

INVESTMENT IN POTASH CONCESSION	89,519,467	87,451,256
DEPOSIT	254,117	263,592
INVESTMENT IN LAND	7,894,269	7,894,269
PROPERTY AND EQUIPMENT	165,063	210,565
	$100,838,167	$101,919,206

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$570,583	$889,353
TOTAL CURRENT LIABILITIES	570,583	889,353

FUTURE INCOME TAXES	16,348,459	16,348,459
	16,919,042	17,237,812

SHAREHOLDERS' EQUITY
Share Capital (Note 2 and 5)	158,902,475	156,727,265
Contributed surplus	-	36,143
Deficit	(74,983,350)	(72,082,014)
	83,919,125	84,681,394
	$100,838,167	$101,919,206

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

"John Bovard"	'"Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD
Interim Consolidated Statements of Loss and Deficit
For the three and six months ended June 30, 2003 and the three and six months ended May 31, 2002
(expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

INTEREST AND OTHER INCOME	$30,932	$42,515	$72,268	$37,215

EXPENSES
Accounting and legal	299,961	67,411	440,816	139,136
Amortization of property and equipment	(1,205)	16,374	7,951	33,746
Amortization of deferred financing costs	-	308,522	-	670,257
Consulting	177,986	92,482	331,612	504,434
Interest and bank charges	5,257	697,867	7,817	1,895,401
Recovery of prior year’s accrued finance costs	-	-	-	(49,267)
Office and miscellaneous	95,549	92,621	189,983	142,038
Promotion and travel	325,569	120,639	650,557	192,380
Rent	43,327	37,320	87,647	76,252
Salaries	196,087	481,261	768,024	672,943
Stock compensation expense	-	-	(36,143)	-
Transfer fees and filing costs	36,678	21,561	112,958	45,939
	1,179,209	1,936,058	2,561,222	4,323,259

LOSS BEFORE THE UNDERNOTED	(1,148,277)	(1,893,543)	(2,488,954)	(4,286,044)

FOREIGN EXCHANGE (LOSS) GAIN	(346,419)	292,623	(356,996)	503,105
WRITE-DOWN OF PROPERTY AND EQUIPMENT	5,000	-	(55,386)	-
NET LOSS FOR THE PERIOD	(1,489,696)	(1,600,920)	(2,901,336)	(3,782,939)

DEFICIT, BEGINNING OF PERIOD	(73,493,654)	(68,118,937)	(72,082,014)	(65,936,918)

DEFICIT, END OF PERIOD	(74,983,350)	$(69,719,857)	(74,983,350)	$(69,719,857)

LOSS PER SHARE	$(0.00)	$(0.01)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	464,369,448	314,847,782	460,547,857	187,470,561

ASIA PACIFIC RESOURCES LTD
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2003 and the three and six months ended May 31, 2002
(expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30,	May 31,	June 30,	May 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(1,489,696)	$(1,600,920)	$(2,901,336)	$(3,782,939)
Items not involving cash
Interest payable on convertible debentures	-	685,561	-	(1,074,891)
Reduction in accrued withholding taxes related to	-	-	-	2,706,331
Amortization of property and equipment	(1,205)	16,374	7,951	33,746
Amortization of deferred financing costs	-	117,763	-	479,498
Foreign exchange (gain) loss and other	-	(306,258)	-	(298,017)
Stock compensation expense	-	-	(36,143)	-
Write down of property and equipment	5,000	-	55,386	-
	(1,495,901)	(1,087,480)	(2,874,142)	(1,936,272)
Change in non-cash operating working capital items	(106,494)	(170,880)	(222,213)	639,287
	(1,602,395)	(1,258,360)	(3,096,355)	(1,296,985)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	20	76,426,332	2,175,210	76,426,332
Deferred financing costs	-	-	-	(401,231)
Promissory note	-	(800,000)	-	-
Settlement of debenture, accrued interest and premium	-	(64,664,840)	-	(64,664,840)
	20	10,961,492	2,175,210	11,360,261

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	5,020	(24,270)	(17,835)	(31,429)
Investment in land	-	(280)	-	(536)
Investment in potash concession	(835,017)	(137,924)	(2,068,211)	(258,127)
(Increase) decrease in deposit	15,538	4,608	9,475	(259,776)
	(814,459)	(157,866)	(2,076,571)	(549,868)
NET CASH INFLOW (OUTFLOW)	(2,416,834)	9,545,266	(2,997,716)	9,513,408
CASH POSITION, BEGINNING OF PERIOD	5,252,434	739,282	5,833,316	771,140
CASH POSITION, END OF PERIOD	$2,835,600	$10,284,548	$2,835,600	$10,284,548

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$67,134	$(575)	$54,362	461,710
Prepaid expenses and deposits	22,608	34,792	64,534	255,189
Other current assets	(25,274)	1,780	(22,339)	1,211
Accounts payable and accrued charges	(170,962)	(206,877)	(318,770)	(78,823)
	$(106,494)	$(170,880)	$(222,213)	$639,287

Cash receipts for interest	$29,700	$42,515	$71,038	$37,215
Cash payments for interest	$5,257	$697,867	$7,817	$1,895,401

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Six and three month period ended June 30, 2003 and May 31, 2002
Not audited
(Expressed in Canadian dollars)

1

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $2.9 million for the six months ended June 30, 2003 and a net loss of $3.8 million for the six months ended May 31, 2002.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the ten month period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the ten month period ended December 31, 2002

3.	INVESTMENT IN POTASH CONCESSION The investment in potash concession consists of the following:

	June 30,	December 31,
	2003	2002

Balance, beginning of period	$87,451,256	$85,292,873
Deferred exploration and development expenditures	2,068,211	2,158,383
Balance, end of period	$89,519,467	$87,451,256

On May 29, 2003 APPC submitted Mining License Applications in compliance with the terms of the Concession Agreement between the Company and the Government of Thailand. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S.$5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Six and three month period ended June 30, 2003 and May 31, 2002
Not audited
(Expressed in Canadian dollars)

4.

INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5.	PROPERTY AND EQUIPMENT

	June 30, 2003			Dec. 31, 2002

	Cost	Depreciation	Value	Value

Furniture and fixtures	$256,974	$196,584	$60,390	$97,117
Vehicles	63,743	63,472	271	291
Exploration equipment	11,598	11,598	0	-
Leasehold improvements	127,233	109,915	17,318	16,970
Computer equipment	174,624	87,540	87,084	96,187
	$634,172	$469,109	$165,063	$210,565

6.	SHARE CAPITAL

	a)	Details of share capital from December 31, 2002 to June 30, 2003 are as follows:

	Number
	of Shares	Amount

Balance at December 31, 2002	442,225,002	$156,727,265
Issued for cash on private placement	21,751,896	2,175,160
Issued for warrant exercise	50	20
Issued pursuant to employment contract	392,500	-
Balance at June 30, 2003	464,369,448	$158,902,475

As at June 30, 2003, the fully diluted number of common shares was 486,293,948. At June 30, 2003 there were no warrants outstanding, 50 having been exercised in April and the remainder expiring unexercised and 22,424,500 vested and unvested share options.

On April 23, 2003, 392,500 common shares vested to John Bovard, CEO, pursuant to the grant of these unvested shares on April 1, 2002. The deemed value of the shares were taken into share capital in 2002.

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
Six and three month period ended June 30, 2003 and May 31, 2002
Not audited
(Expressed in Canadian dollars)

(b)	Contributed surplus

Balance at December 31, 2002	$36,143
Plus unamortized value of unvested shares	19,357
Stock compensation expense	(55,500)
Balance at June 30, 2003	$-

(c)	Stock options A summary of share option activity is as follows:

	Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price

Balance, December 31, 2002	23,511,500	$0.140
Granted	1,000,000	0.065
Cancelled	(2,587,000)	(0.30)
Balance, June 30, 2003	21,924,500	0.12

The following table summarizes information concerning outstanding and exercisable options at June 30, 2003:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

100,000	100,000	$4.000	September 2, 2003
80,000	80,000	$3.350	May 7, 2004
20,000	20,000	$4.000	May 7, 2004
17,024,500	-	$0.090	September 9, 2007
3,700,000	-	$0.070	November 24, 2007
1,000,000	-	$0.065	May 18, 2008
21,924,500	200,000	$0.120

7.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.